Security Class Holder Account Number Form of Proxy - Annual General Meeting to be held on June 2, 2021 This Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the Management Nominees whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If a date is not inserted in the space provided on the reverse of this proxy, it will be deemed to bear the date on which it was mailed to the holder by Management. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, and the proxy appoints the Management Nominees listed on the reverse, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour, or withheld from voting, or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for. If you have specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and Management Information Circular or other matters that may properly come before the meeting or any adjournment or postponement thereof, unless prohibited by law. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 12:00 p.m. (Pacific Time) on May 31, 2021. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Vote Using the Telephone • Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free To Vote Using the Internet • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To Virtually Attend the Meeting • You can attend the meeting virtually by visiting the URL provided on the back of this proxy To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER ------- Fold ------- Fold

------- Fold ------- Fold Appointment of Proxyholder I/We being holder(s) of securities of Sierra Wireless, Inc. (the “Corporation”) hereby appoint: Kent P. Thexton, President and Chief Executive Officer, or failing him, Samuel C. Cochrane, Chief Financial Officer, or failing him, Jennifer A. Farac, General Counsel and Corporate Secretary, or failing her, Trisha Robertson, External Legal Counsel (the "Management Nominees") OR Print the name of the person you are appointing if this person issomeone other than the Management Nominees listed herein. Note: If completing the appointment box above and you or your appointee intend on attending online YOU MUST go to http://www.computershare.com/SierraWireless and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with a user name to gain entry to the online meeting. If the appointee is attending the meeting in person, this step is NOT required. as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the holder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the Annual General Meeting of shareholders of the Corporation to be held at 13811 Wireless Way, Richmond, British Columbia and online at https://web.lumiagm.com/251816015 on June 2, 2021 at 12:00 p.m. (Pacific Time) and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. 1. Election of Directors 01. Robin A. Abrams For Withhold 02. James R. Anderson For Withhold 03. Karima Bawa For Withhold 04. Russell N. Jones 05. Thomas K. Linton 06. Martin D. Mc Court 07. Lori M. O’Neill 08. Thomas Sieber 09. Kent P. Thexton 10. Mark Twaalfhoven 11. Gregory L. Waters 2. Appointment of Auditors Appointment of Ernst and Young LLP, Chartered Professional Accountants as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration. For Withhold 3. Approval of Amendments to and Continuation of the 2011 Treasury Based Restricted Share Unit Plan To consider and, if deemed advisable, pass an ordinary resolution to approve certain amendments to the Corporation’s 2011 Treasury Based Restricted Share Unit Plan and to approve all unallocated entitlements thereunder. For Against 4. Approval of Amendments to the Amended and Restated 1997 Option Plan To consider and, if deemed advisable, pass an ordinary resolution to approve certain amendments to the Corporation’s Amended and Restated 1997 Stock Option Plan. For Against 5. Approval of Corporation’s Approach to Executive Compensation To consider and, if deemed advisable, approve an advisory resolution to accept the Corporation’s approach to executive compensation. For Against Signature of Proxyholder I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, and the proxy appoints the Management Nominees, this Proxy will be voted as recommended by Management. Signature(s) Date Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail. Annual Financial Statements - Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail. If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist. 3 2 4 8 7 0 A R 2S W I Q